BORLAND SOFTWARE CORPORATION
8310 North Capital of Texas Highway,
Building 2, Suite 100, Austin, Texas
(512) 340-2200
August 13, 2009
VIA EDGAR AND US MAIL
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borland Software Corporation request to withdraw Registration Statement on Form S-4, File No. 033-75164
Ladies and Gentlemen:
          Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Borland Software Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4, filed February 11, 1994, File No. 033-75164 (together with all exhibits, collectively, the “Registration Statement”).
          The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission and no securities of the Registrant were sold pursuant to the Registration Statement.
          Please provide Carol Anne Huff of Kirkland & Ellis LLP, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Ms. Huff’s facsimile number is (312) 862-2200. If you have any questions regarding this application for withdrawal, please call Ms. Huff at (312) 862-2163.

Sincerely, BORLAND SOFTWARE CORPORATION
By:	/s/ Nick Bray
Name:	Nick Bray
Title:	Chief Financial Officer and Secretary

cc: Carol Anne Huff, Kirkland & Ellis LLP